                                                             OMB APPROVAL
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.        )*
                                          --------

                             METAL MANAGEMENT, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   591097209
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            J. TODD ARKEBAUER, ESQ.
                            SACHNOFF & WEAVER, LTD.
                       30 SOUTH WACKER DRIVE, 29TH FLOOR
                            CHICAGO, ILLINOIS 60606
                                 (312) 207-6453
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  MAY 21, 2003
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE
       NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID
                              OMB CONTROL NUMBER.

SEC 1746 (11-02)

CUSIP NO. 591097209                                                  Page 2 of 6
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS. EUROPEAN METAL RECYCLING LTD.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    UK

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    1,503,100
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    1,503,100
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,503,100
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

----------------------------------------------------       ---------------------
CUSIP No.591097209                                                   Page 3 of 6
----------------------------------------------------       ---------------------



ITEM 1.  SECURITY AND ISSUER

         The name of the issuer is Metal Management, Inc., a Delaware corporation (the "COMPANY"), which has its principal executive offices at 500 N. Dearborn St., Suite 405, Chicago, Illinois 60610.

         The class of equity securities to which this statement on Schedule 13D (the "SCHEDULE 13D") relates is the common stock (the "SHARES") of the Company.


ITEM 2.  IDENTITY AND BACKGROUND

(a)-(c), (f) The name, state of incorporation and business address of the person filing this Schedule 13D is:

European Metal Recycling Ltd., a corporation organized under United Kingdom law ("EMR")
Sirius House, Delta
Crescent, Westbrook
Warrington, WA5 7NS
United Kingdom.

         EMR is a privately owned scrap metal processor in Europe that is controlled by Philip Sheppard, who holds a substantial majority of EMR's voting securities. Colin Iles and Robin Sheppard are also members of EMR's executive management team that operates EMR on a daily basis, including making investment decisions. By reason of their positions as such, Messrs. R. Sheppard and Iles may also be deemed to control EMR. Information relating to the directors, officers and principal shareholders of EMR is contained in Appendix A attached hereto and incorporated herein by reference.

(d) and (e) During the last five years, neither EMR nor any of the persons listed in Appendix A has: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

         The exclusive source of funds used by EMR to purchase its Shares was $16.37 million of EMR working capital.

----------------------------------------------------       ---------------------
CUSIP No.591097209                                                   Page 4 of 6
----------------------------------------------------       ---------------------



ITEM 4.  PURPOSE OF TRANSACTION

         EMR has taken certain actions that indicate that EMR may be deemed to have the current intent to seek to change or influence control of the Company, although it has not formulated any specific plan or proposal in this regard. There can be no assurance that any such plan or proposal will be developed or as to the terms or the timing of any such plan or proposal. Any such plan or proposal that may be formulated could involve, among other things, entering into one or more privately negotiated acquisitions of additional Company securities, open-market purchases, proposing a business combination transaction with the Company, making a tender offer for some or all of the Shares or waging a proxy contest for control of the Company. It is also possible that EMR will decide not to pursue any such transaction. During May 2003, representatives of EMR have met with investment advisors, accountants and legal counsel regarding financing, strategy and structuring alternatives in the event that EMR determines to pursue a transaction. In addition, Mr. Iles has met with certain directors of the Company to introduce EMR and to discuss EMR's willingness to explore strategic business initiatives. EMR may make further purchases of Company securities from time to time and may dispose of any or all of the shares of Common Stock held by it at any time. This decision will be based the Company's financial condition, business and prospects, other developments concerning the Company, the reaction of the Company to EMR's ownership of the Shares, the impact of applicable law and regulation, price levels of the Shares and general economic and stock market conditions.

         Other than as indicated above, EMR has no plans or proposals which relate to, or could result in, any of the matters referred to in Paragraphs (b) through (j), inclusive, of Item 4 of the Schedule 13D. EMR may, at any time and from time to time, review or reconsider its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) and (b) EMR beneficially owns 1,503,100 shares of Common Stock of the Company. Such shares represent approximately 14.8% of the outstanding shares of Common Stock of the Company (based on 10,152,626 shares of Common Stock issued and outstanding as of March 10, 2003). EMR has sole dispositive and voting power with respect to 1,503,100 shares of Common Stock of the Company. EMR's power to vote or direct the vote and to dispose or direct the disposition of such shares is controlled by Philip Sheppard, who controls a majority of the voting stock of EMR. The information required by Item 2 with respect to Mr. Sheppard is contained in Appendix A attached hereto and is incorporated herein by reference.

----------------------------------------------------       ---------------------
CUSIP No.591097209                                                   Page 5 of 6
----------------------------------------------------       ---------------------



         (c) Mr. Iles ordered the Shares to be purchased in two open market transactions as follows:

  DATE OF PURCHASE           NO. OF SHARES PURCHASED          PRICE PER SHARE           BROKER
----------------------- --------------------------------- ----------------------  ------------------

05/15/03                            153,100                        $9.58               Bear Stearns

05/21/03                          1,350,000                        10.98            CRT Capital Group

         (d)      Not Applicable

         (e)      Not Applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         EMR has not entered into any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
         None.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                 EUROPEAN METAL RECYCLING LTD.


June 2, 2003                     By:   /s/ Colin Iles
                                    -----------------------------------------
                                       Colin Iles, Managing Director

----------------------------------------------------       ---------------------
CUSIP No.591097209                                                   Page 6 of 6
----------------------------------------------------       ---------------------



                                   APPENDIX A

                 INFORMATION CONCERNING THE EXECUTIVE OFFICERS,
                     DIRECTORS AND PRINCIPAL SHAREHOLDERS OF
                          EUROPEAN METAL RECYCLING LTD.


         Set forth below is the name, current business address, citizenship and the present principal occupation or employment of each director, executive officer and principal shareholder of European Metal Recycling Ltd. The principal address of European Metal Recycling Ltd. and, unless otherwise indicated below, the current business address for each individual below is Sirius House, Delta Crescent, Westbrook Warrington WA5 7NS United Kingdom. Unless otherwise indicated, each such person in a citizen of the United Kingdom.


NAME AND CURRENT
BUSINESS ADDRESS             PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
----------------             ------------------------------------------

Colin Iles                The principal occupation of Mr. Iles is serving as
                          Managing Director of European Metal Recycling Ltd.

Philip Sheppard           The principal occupation of Mr. Sheppard is serving as
                          the Chairman of European Metal Recycling Ltd. He is the principal shareholder of European Metal Recycling
                          Ltd.

Robin Sheppard            The principal occupation of Mr. Sheppard is serving as
                          Director of European Metal Recycling Ltd.